Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kennedy-Wilson Holdings, Inc.

Commission File No.: 001-33824

Subject Company: Kennedy-Wilson Holdings, Inc.

Commission File No.: 001-33824

On April 24, 2017, Kennedy-Wilson Holdings, Inc. hosted an investor conference call in connection with the announcement of its proposed acquisition of all of the outstanding shares (other than shares owned by it or its subsidiaries or held in treasury) of Kennedy Wilson Europe Real Estate Plc. A transcript of the investor conference call is furnished below.

TRANSCRIPT

Operator:	Good day and welcome to the Kennedy-Wilson Holdings Transaction conference call. Today’s conference call is being recorded. At this time I would like to turn the call over to In Ku Lee, Senior Vice President and Deputy General Counsel of Kennedy Wilson Holdings. Please go ahead sir.

In Ku Lee:	Thank you. Hello everyone, welcome to the conference call to discuss the details of the proposed transaction between Kennedy Wilson Holdings Inc., which we may refer to as, Kennedy Wilson or “KW” and Kennedy Wilson and Kennedy Wilson Europe Real Estate Plc, which we may refer to as “Kennedy Wilson Europe” or “KWE”.

With us today are, Bill McMorrow, Chairman and CEO of Kennedy Wilson. Mary Ricks, CEO of Kennedy Wilson’s European business and Matt Windisch, Executive Vice President of Kennedy Wilson.

On this call, certain information presented will contain forward looking statements. These statements speak only as of today’s date and are subject to risks, uncertainties and assumptions that could cause results to differ materially from these forward looking statements.

You should refer to the information in the investor presentation, referred to on the is conference call as well as additional information contained in the SEC filings and other public disclosures of each of Kennedy Wilson and Kennedy Wilson Europe concerning factors that could cause future results to differ from the forward looking information.

On this call, we will refer to certain non-GAAP financial measures, in terms of adjusted EBITDA and adjusted net income. You can find a description of these items along with a reconciliation of the most directly comparable GAAP financial measures in our investor presentations issued this morning which is posted on the investor relation section of our website and filed with the SEC.

Today’s call is neither an offspring of securities nor solicitation of a proxy vote. Any solicitation of proxies by Kennedy Wilson will be made by means of a proxy statement filed with the SEC. That proxy statement will include important information regarding the proposed transaction. Investors are encouraged to read it and other documents that the parties will file with the SEC or otherwise publish carefully and in their entireties, as and when they become available.

And, now I’d like to turn the call over to Bill McMorrow, Chairman and CEO of Kennedy Wilson. Bill.

Bill McMorrow:	Thanks In Ku. Hello everybody and I want to thank you for joining us today. This morning we announced recommended all-stock combination of Kennedy Wilson and Kennedy Wilson Europe. This transaction has been approved unanimously by the KW board of directors and the independent committee of KWE.

We have spent significant time assessing the strategic priorities for KW and for KWE and our capacity as it’s external manager and have concluded that a combination of the two entities would be in the interest of both sets of shareholders.

We’ll spend more time walking through this transaction detail, shortly, but let me open the call by emphasizing how excited we are about the benefits of this merger and the prospects for the combined company. Together, we will be creating a leading real estate and asset management platform.

The combined company will benefit from meaningful scale and enhanced diversification across geographic markets and asset classes. We’ll also have a strong balance sheet with $1.4 billion of pro forma liquidity as of the end of 2016, providing the flexibility to invest in assets and markets with superior risk adjusted returns.

These benefits will come with very limited integration risks, which is rare in a large strategic M&A deal, while also maintaining the culture of KW This is due to the fact that KW’s leadership team has been managing Kennedy (leads) real estate assets since its inception, utilizing KW’s proven platform and systems.

From a financial point of view, I also want to note that KW’s board believes the transaction will be accretive to adjusted net income per share immediately following the completion of the transaction and we will have enhanced recurring cash flows to support increased dividends to shareholders.

Please turn to slide four of the presentation. I’ll walk you through the terms of the proposed transaction. So, the transaction terms are; KWE shareholders will receive 0.667 KW shares for each KW share held. The combined group will have an enterprise value of $8.2 billion U.S. dollars. We expect the transaction to close in the third quarter of 2017. Following the transaction, KWE shareholders will own 36 percent of the combined group, while the existing KW shareholders will own the remaining 64 percent.

KW will continue to be listed on the New York Stock Exchange. As a result of the reoccurring cash flows of the combined group, the board of KW intends to increase its first quarterly dividend following the completion of the transaction by approximately 12 percent to 19 cents per share, which would equate to 76 cents on an annualized basis. KW (exhibited) on an annualized basis was 20 cents five years ago.

The transaction will be implemented via a scheme of arrangement, which is typical for these types of transactions in Jersey and will be subject to shareholder votes at both KW and KWE. The directors of KW who collectively own approximately 15 percent of the outstanding KW shares intend to vote in favor of the transaction.

Now, I’ll turn it over to Mary Ricks to provide some additional details on rational for bringing the companies together.

Mary Ricks:	Thanks Bill. Let me walk you all through why we are excited about this transaction. Turning to slide six, this transaction will create a leading real estate investment and asset management platform with the combined market capitalization of about $4 billion and an enterprise value of over $8 billion.

We also want to reiterate that a key pillar of our higher growth and a return on equity strategy is a continued to capitalize upon our investment management platform. As a combined company, our asset that are management would be $17 billion and we remain focused on taking advantage of shorter term opportunity via our fund and partnerships with third party investors while utilizing our enlarged balance sheet for long term cash flow driven investment opportunities.

On slide seven, you can see that this enhanced scale will improve our position key stock indices. Following completion of the transaction, the combined group will be around the forth largest real estate company in the Russell 2000 by market capitalization, enhancing liquidity and potentially broadening the investor base.

The transaction will also enhance our geographic diversification. As you can see on slide eight, the combined groups portfolio will be well distributed across the U.S., U.K. and Western Europe as well as having a small presence in Japan.

And as shown on slide nine, our portfolio will also be well diversified across asset classes, including office, multi-family, retail, industrial and hotels.

Turning to slide 10, as a result of our enhanced diversification, we’ll have greater flexibility to allocate capital across asset classes and geographies. KW’s 400 employees in the U.S. and nearly 100 employees in Europe, provide the knowledge base to continue to make investment decisions that offer the most attractive risk adjusted returns at any given time. And, we have a strong track record of capitals allocation, having generated a 30 percent IRR on realized investment since listing on the NYSE in 2009.

Our investment activity takes the form of both acquisition and development and is shown on flight 11. The combined group will have a significant development pipeline across multiple asset classes. We plan to invest over $200 million in cash in these projects over the next two to three years and expect to generate attractive yields from these investments.

I will now pass it over to Matt to walk you through some additional benefits of this transaction.

Matt Windisch:	Thank you Mary. So if refer to slides 12 and 13, the outline of strength of our pro forma capital structure. The combined (ripple) has strong credit metric, well staggered debt maturity, an expanded unencumbered asset pool and access to diverse global funding sources. Both on balance sheet, as well through our fund in J.V. businesses.

Additionally we’ll also have $1.4 billion of pro forma of liquidity to fund future growth. As you can see, flipping to slide 14, the pro forma company would generate over half a billion dollars in adjusted EBITDA based on 2016 earnings. We are excited about the prospect of managing one combined company to continue to drive earnings growth. We have identified three synergies to drive incremental cash flows.

The first being cost of capital improvements over time. Taking advantage of lower base rates in Europe versus the U.S. Additionally debt financing in Europe provides a natural cash flow and equity hedge. Second we believe we can manage capital more efficiently with one combined company expanding our investment capacity to make more investments to drive growth.

And finally we expect some cost synergies related to the elimination of duplicative public company costs and KWE’s line of credit. This does not take into account the amount of senior executive time it frees up to manage only one listed company.

As important, our improved cash flow profile enhances our ability to return capital to shareholders.

If you turn to slide 15, KW recently increased its dividend for the sixth consecutive year by over 20 percent. As a result of this transaction our board intends to increase the combined group’s first quarterly dividend following completion of the transaction by an additional 12 percent to 19 cents per share or 76 cents on an annualized basis.

Further our board intends to continue to evaluate our dividend over time, while maintaining strong overage.

Turning to slide 16, what we’re showing here is that a pro forma financial impact of the transaction assuming the transaction had occurred at the beginning of 2016. This excludes any potential synergies as we described earlier in the – earlier.

As you know we already consolidate KWE on a GAAP basis. However our adjusted EBITDA and adjusted net income metric include KWE on a pro rata basis. Requesting our current ownership level of approximately 24 percent. And these figures are expected to increase significantly as a result of this transaction.

To confirm, the combined pro forma financials are not meant to indicate earnings guidance for 2017 and are only included for illustrated purposes. That being said we believe this transaction will be accretive to adjusted net income per share immediately following the completion of this transaction.

Turning to slide 17, this shows the management team of KW in our capacity of KWE’s investment manager. We’ve run that company since its inception. This continuity of leadership removes the integration risk you’d have at an ordinary large M&A transaction while leaving KW’s high performance culture untouched.

Flipping to page 18, this shows the evolution of KW starting from our IPO in 2009 to today and the combined group. As you can see the wholly owned commercial assets have gone up dramatically. Wholly owned has gone from 200 units to 9,600 units and our average ownership has grown from 10 percent to where it is today at 42 percent and finally as a combined group at 66 percent.

And finally on page 19 just to reemphasize the transaction will produce a company with a diversified strategy to allocate capital across different asset classes, continue the high growth streams, providing stable cash flow, have significant liquidity to fund future growth and still have a management team and board that owns 13 percent of the combined company. So with that I’ll turn it back over to Bill for some closing thoughts.

Bill McMorrow:	Thanks Matt and Mary. And as it’s been repeated now a couple of times, one of the great parts of this combination is the fact that there are no management issues and we’re just combining the people into one company. The transaction really just continues KW’s evolution in to a company with more wholly owned assets, resulting in larger recurring cash flow streams.

Going forward, we’ll continue to invest both on balance sheet and in partnership with third party capital across a variety of geographic markets and asset classes in order to maximize our risk adjusted returns. We’re very excited about the combination and with that I’d like to open it up to any questions.

Operator:	The floor is now open for your questions. If you have a question at this time, simply press star followed by the number one on your telephone keypad. Again that’s star one. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key.

Your first question comes from Vincent Chao at Deutsche Bank.

Vincent Chao:	Hey, good morning everyone. So I just – lots of questions here, but this big picture here, I know you’ve been disappointed with the stock price of KW and I’m sure of KWE as well. Liquidity seems to be a fairly big driver of this deal. But other than that, why do you think now is the right time to combine these two companies. You are taking on more retail office, European risk and reducing your U.S. Multifamily exposure. Is there a read through there in terms of the cycles of those two respective markets and property types? And I’ll leave it at that for now.

Bill McMorrow:	Yes, I think Vincent, that the timing of this was actually perfect really because when you look at where the sterling is at today, where the dollars is obviously is at relative to the sterling, and the fact that of course we have been managing all of these assets, we know these assets, you know backwards and forwards.

And so I think the diversification that it gives us now across almost 450 assets. And the recurring cash flow that comes from all of those assets plus the liquidity that we now have on a go forward basis allows us to look at this transaction, that the timing is actually a perfect time to do this.

And I think too, it simplifies the story in terms of our company. So when you think about it, we’re going from a – since all the assets in KWE are 100 percent owned. And the assets in KW we still have some remaining partnerships, they’re 42 percent owned. Now the combined companies are going to be 66 percent, the assets that we own are going to be 66 percent owned by the entity.

And over time I would expect that those asset – that the ownership of those assets will continue to increase. And so from an accounting perspective, an operational perspective, the simplicity of the reporting from a public perspective, and just given where the markets are in terms of the dollar – the strength of the dollar, we think it make sense to do this at this time.

Operator:	Your next question comes from Craig Bibb: of CJS securities.

Craig Bibb:	Hi, so for the 24 percent of KWE that you owned, you disclosed a 23 percent discount (NAV), so that’s great. And then for the 76 percent you don’t own, you’re issuing stock at a 6 to 10 discount of your own (MAB). Could you walk through the reasoning there?

Matt Windisch:	Yes, Craig Bibb:. We think the price that we’re paying for (PWE’s) fair and we think that the transaction will generate significant value for both sets of shareholders. Obviously, as you know, the board and management are major shareholders (in KW), so we’re certainly aligned with our shareholders in that way. And no, in our view, the combination’s going to create a sizeable global real estate investment and asset management firm.

We’re going to have greater scale, enhanced diversification, and really a key point, I think, is the increased cash flows and the dividends. And so we feel like one plus one equals more than two in this case and that’s two companies together are better off than they are apart.

Craig Bibb:	OK. And then Bill just mentioned that the – how critical was FX in the decision?

Bill McMorrow:	I mean, I don’t know that you could put any weighting on it but it was clearly one of the considerations in the timing of doing this. But I think the more overriding points are the ones that Matt really just went though.

The strength of the increased cash flows, and as I said earlier, the simplification of the reporting of both of these companies. I think it’s going to be much easier for those that follow the company on a continual basis to valuate the strength of the cash flows and the operations of the individual properties.

And then I don’t think you can underestimate the value of the markets that we’re currently in, which are the West Coast of the United States, the United Kingdom and Ireland. Those are our three primary markets and the common characteristics, really in most of those markets is that you’ve got – as I’ve said a number of times on a conference call – that you’ve got high (bearings) entry markets. But it is clear in order to continue to grow the business, you need more scale. And that’s what you get out of this combination. You get a very scalable business from here on forward.

Craig Bibb:	OK. And this may be a difficult question to answer but if you looked at KWE as a closed transaction now, can you give us an estimate on your IRR or return on equity?

Matt Windisch:	Not sure if I follow that, Craig Bibb:. You’re saying if we include the…

(Multiple Speakers)

…the return to KWE (now) on their asset sales?

Craig Bibb:	Right. Since you first capitalized it and then spun it out and now you’re essentially in effect closing the transaction…

Matt Windisch:	Oh, you mean for the shareholders of KWE.

Craig Bibb:	For KW with KWE as an investment.

Bill McMorrow:	Well, before (Matt) answers that, the one thing I would correct – I mean we never spun it out. This was a free-standing company that we – fund that we took public in 2014, in February 2014. And at that time, it was nothing more than what they call a cash box because there were no assets in that company. So it never spun out, it was just a separately created public vehicle. And again, I’m not exactly sure what your question is as far as returns are concerned but we took the company public here in high nines, (tops).

So this offer is in the high elevens, (tops). Plus we’ve obtained dividends along the way.

Craig Bibb:	OK. Yes, I guess I was looking at – that cash box would have been your equity in the vehicle and then it grew over time that it was public and now you’re bringing it back in post the growth and collecting a lot of dividends.

Reply:	Well, we have to do some math on that and get back to you.

Craig Bibb:	All right. It sounds like – so the process – the (proxys) are going to be mailed in July and the (vote) should be August, ballpark, unless things change?

Reply:	Yes. I mean it’s hard – you know, (you’re in SEC) review with the proxy and so just depending on the timing of that will dictate the transaction timing. But we would expect the transaction to close in the third quarter.

Craig Bibb:	OK, great. All right, thanks.

Operator:	Your next question comes from Adrian Fourcade of Deutsche Bank.

Adrian Fourcade:	Yes, thank you for taking my questions. Basically two questions. First, I wanted to know whether you could specify your comment on credit rating,

whether you expect an improved credit rating at the Kennedy Wilson Europe level. And second thing, what you intend to do with the existing sterling and Euro bonds at the Wilson Europe level. Thank you.

Mary Ricks:	So, yes. I mean the KWE bonds will continue to be outstanding following the transaction. I guess I would say that any impact on the credit rating would be clearly a decision for the agency. We would – I guess that if also we’re saying that the KWE bonds will be part now of a significantly enlarged diversified group with a greater cash flow profile to support those bonds. And as you would expect, we are engaged with all stakeholders, including rating agencies as we speak.

Adrian Fourcade:	OK, thank you very much.

Operator:	Your next question comes from Colin Grant of Davy.

Colin Grant:	Hi. Thanks very much for taking my call. Just a quick questions, really, on your exposure to Ireland. You’ve, as a result of this, got an increased exposure as a (inaudible) to NAV and I’m just wondering – is this a very clear message that you see a substantial potential appreciation in NAVs in Ireland and possibly the U.K. as well and whether or not separately, it’s a market that you would see yourselves further allocating further capital to in terms of making additional acquisitions over time?

Reply:	Look, we’re on of the larger commercial property owners in Ireland. And I think as most of you know, we were one of the early investors in Ireland. We started investing in Ireland in 2011 and we feel very good about the investments that we’ve made in Ireland.

We own some of the – what I would consider some of the best properties in Ireland with State Street Bank’s corporate headquarters, KPMG’s corporate headquarters, the Bank of Ireland’s corporate headquarters.

And also, as we referred to earlier, we have three or four major projects that we’ve had under construction in Dublin, two of which are finished now and online. One is the so-called Baggot Street building that is now leased for 25 years to the Bank of Ireland and what we call the Vantage Apartment units. And so we built roughly, Mary, 170 units there that are now finished and they’ll be fully stabilized here probably by the end of the third quarter.

We have two other major projects going on in Dublin. One is the so-called Capital Dock project, which is roughly 450,000 square feet of office, retail and roughly 200 apartment units. And that project, which had cost us roughly EUR300 million including any land value is one of the larger projects that’s been done in Ireland in this cycle. And we’re going to be bringing those buildings all online towards the end of 2018.

And then lastly, we’ve got the 166 units that we’re currently finishing at Clancy Quay and those are adjacent to another 400 plus units that we also own at Clancy Quay. And I only want to go through all of that to just give you some background on the fact that we have a major commitment to Ireland. How we allocate our capital, whether it’s in Ireland or the United Kingdom or the western United States, of course, depends on the opportunities that we see.

We’re very comfortable with those three major markets that we’re in and the long-term outlook for those markets but we never really go into a year thinking about how much we want to buy or exactly where that capitals going to get all allocated. It just depends on what opportunities surface that give us the best risk-adjusted returns. So it’s hard to say whether we’re going to – we already have a big commitment to Ireland, we’re very comfortable with it, we have a lot of construction underway.

If there are other opportunities there that we think make sense then we’ll take advantage of them. But I can’t really make a generalization that, you know, X amount of money is going to go into Ireland beyond what we’re already doing.

Reply:	OK, thanks.

Operator:	Your next question comes from Mitch Germain of JMP Securities.

Mitch Germain:	Good morning, guys. So just curious, was there like a full strategic review undertaken by KWE?

Reply:	By KWH?

Mitch Germain:	KWE. Meaning were they, you know, did they – were there several suitors involved here or was it just the discussion of the merger between the two parties?

Reply:	Yes, I mean with regards to KWE, what we can say is stated in the press release. The independent committee of KWE was advised by (Rothschild) and J.P. Morgan Cazenove in terms of the financial terms of the transaction, they consider them fair and recommended that transaction. It was – the process has been, you know, taken some time to go through and to the extent there’s more questions specifically on their process, that would be a question for the independent directors of KWE.

Mitch Germain:	OK. Do you guys have – you know, I think the presentation shows around 51 percent leverage on a debt to EV level. Is there like a targeted range that you’re going to want to run the combined company at going forward?

Bill McMorrow: Right. We’re going to stay around that, it’ll be somewhere around that level.

Mitch Germain: OK. OK. And then, if I think I know that you guys at the KW level, you’re in the process of establishing I think your next comingle fund, I think the fundraising was about to begin. Is that going to change either the fund itself or the investment features of the fund to become more global basis or maybe if you can just share some insight on how you expect to allocate capital globally going forward?

Bill McMorrow: Well, the fund that we’re currently in the process of raising is a U.S. only vehicle. And within that market it’s Western United States primarily. But beyond that, we can’t really comment on that because we’re in a fundraising mode right now.

Matt Windisch:	But in terms of the capital allocation policy going forward, I think we’ll continue to utilize our funds in joint ventures, in particular for investments that are shorter term horizons and then for the longer term cash flowing type assets. That’s where we’d really utilize the balance sheet.

Mitch Germain:	Great. And then last one for me, I know that you suggested there’s some synergies, particularly on the public companies side with regards to KWE. Is there something that you could quantify there?

Matt Windisch:	Unfortunately we’re limited in what we can say there because of some of the rules here in the U.K. What we can say as we mentioned is there – we think there’ll be savings from having one line of credit rather than two and then there’s obviously some of these duplicative corporate costs, listing costs et cetera. So beyond that we can’t comment but there are some synergies.

Bill McMorrow:	But I think it is fair to say that in terms of the size of the transaction, these are not material numbers.

Mitch Germain:	Understood. Thank you very much.

Bill McMorrow:	It really gets back I think to the point that we’ve made several times is that the existing management group that is managing these assets will continue to be the same management group and really I can’t emphasize enough the importance of us being able to in effect combined with a company where there’s really no management integration issues and where we know the assets cold, that’s a hard thing to do when you’re – in some cases.

Mitch Germain:	Absolutely. Thank you.

Operator:	Your next question comes from Tanya Kovacheva of Bank of America.

Tanya Kovacheva:	Hi, good morning. I just wanted to follow up on the questions on the debt side of Kennedy Wilson Europe. So would the change of control on the Kennedy Wilson European bonds still apply? And my second question is, would the Kennedy Wilson European bonds that stay in the structure, would they be senior or part and parcel to the existing bonds of Kennedy Wilson Holding?

Reply:	Yes, so the bonds would – the change of control provision would not apply from what we understand. And in terms of the structure of the bonds and where they sit, I think that’s something we’ll have to discuss with the rating agencies and we can’t get into that at this moment.

Tanya Kovacheva:	OK. Thank you.

Operator:	Your next question comes from Vincent Chao of Deutsche.

Vincent Chao:	Hey, good morning again here. Sorry, my line got dropped there last time. But…

Reply:	…No problem.

Vincent Chao:	Just going back to the synergies questions and the fact that the leadership team will stay in place, so I just want to be clear, it sounds like you’re not anticipating any expense savings from headcount reductions, it’s really just from the line of credit and some duplicative listing costs. And then two, you know, in terms of the leadership being the same and really seems like business as usual (post of feel), one of the synergies was increased investment opportunities.

I’m just curious, you know, how this is unlocking more investment opportunities since it’s the same team betting the same markets.

Reply:	Yes, on the first question on synergies, that – what you mentioned then that is the vast majority of where the synergies would come from and then our view would be with the two combined companies, the level of liquidity we need to keep together would be less than that we’d have to keep separately. And so that’s where you could see additional spending power coming from additional liquidity.

Vincent Chao:	Got it, OK. And then just on the dividend increase and some of the math behind the pro forma adjustments to get to 175 to 184, you know, one of the challenges here is trying to compare KWE’s financials and put it into the KW format. I guess one question, are we going to get more details on some of those pro forma adjustments and how we get from 175 to 184 at some point, maybe in the proxy?

And then, you know, do you have an equivalent KWE adjusted net income per share on an equivalent basis to what KW – how KWH calculates it as a standalone?

Reply:	Yes, there’s – so in the appendix there is a bit more detail around some of these items but I think you will see in the proxy there will be additional disclosure around these items.

Vincent Chao:	OK. Do you have an equivalent KWE adjusted net income per share for 2016?

Bill McMorrow:	We have it, I don’t know if we have it handy here

Male:	Yes, we’d have to get back to you on that.

Vincent Chao:	OK. And then just last one on the dividend increase, 12 percent increase, but again just looking at the basic pro forma there, it looks like about a five percent increase in EPS and so just curious how you came up with the 12 percent increase based on a five percent accretion.

In Ku Lee:	Yes, as we looking – as we look at our dividends, it’s obviously looking back but also looking forward. And so, that’s an indication of what we think the cash flow generation will be of the combined entity going into 2017.

Vincent Chao:	Got it, OK, and thanks, I think that’s it.

Operator:	Your next question comes from [inaudible] of HSBC.

HSBC:	No, thank you. My questions have been answered. Thank you.

Operator:	Your next question comes from Charles Watford of PIMCO.

Charles Watford:	Hi, thanks very much for taking my question. Kennedy Wilson Europe had a – had a very strong commitment to investment grade, what’s the desired rating after this?

In Ku Lee:	Yes, I mean, we’re sort of strategizing about that. And obviously, to your point, the credit rating is important to us, so clearly we’re talking to the rating agencies and we’ll be talking to a variety of bond holders. I don’t think we want to comment on that specific now, other than to say that the credit rating has been important to us and continues to be.

Charles Watford:	OK.

Operator:	Your next question comes from [inaudible] of M&G.

M&G:	No actually my question has been answered. Thank you very much.

In Ku Lee:	Thank you.

Operator:	Your next question from Mitch Germain of JMP Securities.

Mitch Germain:	One more from me guys. I know after a substantial amount of capital deployment the last, call it, 12 months or so of KWE the focus has really been more on absent management initiatives and redevelopment; might be partially of not wanting to take on a significant amount of risk as a public company.

Does the investment profile in Europe change now that you’ve got a little more diversification in the portfolio?

Bill McMorrow:	I wouldn’t say so Mitch. Like I said earlier, I think the – it’s always hard to predict in our business where the opportunities are going to be. We do feel that the underlying fundamentals in the three major markets that I mentioned to you that we’re in are sound.

And as I’ve said several times over the last few conference calls on our earnings calls in the U.S., we do believe the global world is in for a slower growth period over the next three to four years. And therefore, we think that interest rates are also going to stay at the – right around these current levels or slightly higher.

With all of that in mind, we just got to see where the opportunities come from. But I think over the years, what we have been – we have demonstrated now over close to 30 years is that we always find good investment opportunities for our company.

Mitch Germain:	Absolutely, thank you for your time.

Operator:	Your next question comes from Alex Moss of Inside Investment.

Alex Moss:	Good morning, good afternoon. (I want to try out) the (desk) angle. Will Kennedy Wilson Europe continue to be existing as a separately funded legal entity or not?

Bill McMorrow:	Yes it will.

(Multiple Speakers)

Alex Moss:	… to be separate?

Mary Ricks:	Yes.

Bill McMorrow:	Yes, it will be a separate entity.

Alex Moss:	OK, thank you.

Operator:	Your next question comes from Craig Bibb of CJS Securities.

Craig Bibb:	OK, and a little bit of a follow up on the portfolio down the road. Post merger does the increased scale portend of any shifts in the portfolio, or give opportunities that might be available to you now?

Bill McMorrow:	Well, as I said – sorry to repeat myself – it just depends on where – clearly one product area that we want to continue to grow is our rental apartment business, both here in the U.S. and in the markets that we’re in here in Europe. We view that as a business that has great long term growth potential.

Other than that one asset class, and the completion of the value add work that we’re doing – because in addition to the (crutch) that I outlined in Dublin and the construction work that we’re doing there, we have a significant amount of CapEx dollars being devoted to rehabbing or enhancing either older properties or, in the case here in the United Kingdom, we took over a building called Pioneer Point, which is a residential high rise project that one of the towers wasn’t finished and opened.

And so, we have a lot of continued value add enhancements going on at a whole variety of properties, but I don’t – I don’t see any – other than the continued growth in our apartment multifamily rental business, there’s no focus on growing asset classes.

I think the only other thing I’d say is that we’ve said on several of conference calls that, in the U.S., the one asset class that we don’t find as attractive as compared to here in Europe is the office rental business. The nature of the leases that we do in the United States tend to be five to seven years, and in some cases, 10 years.

And as I said on the Baggot Street building, for example, the lease we did there was a 25 year lease. And so, we like these – on the office side, we really like these certain long term leases (where) we’re able to do (hear and near) particular in Ireland and the United Kingdom.

As I said, again, on several of the conference calls, what we’ve done in the U.S. over the last couple of years is we’ve actually been downsizing the exposure that we have to the long term office market. The short term things that we’re doing in the office market we’ve been doing in our fund business where the hold periods tend to be much shorter, tends to be like two to three years.

Craig Bibb:	You guys have had your toe in Spain and Italy now for probably a little more than a year. Any greater interest in Continental Europe?

Mary Ricks:	Yes, I mean, we have some really exciting projects that we’re working on, just finalizing all the CapEx plans and renovation plans, especially a couple of our large retail assets in Spain, where all the foot (fall) numbers are up and consumer spending is up, so it’s all very positive.

We’re going to continue executing there. And in Italy, we own nine office buildings let to the government of Italy for a long period of time. And there’s some interesting upside angles to all those assets as well. I think we’ll continue focus on the assets that we have and, as Bill said earlier, looking at really the best risk adjusted returns across all the markets that we operating in both companies.

Craig Bibb:	Great, all right, thank you.

Operator:	This concludes the question and answer session for today’s conference. I will now turn the call back over to management for any additional or closing remarks.

Bill McMorrow:	All right, with that, thank you everybody for listening in today. And as always, to the extent that there’s any follow up questions, we’re happy to answer those offline. Thanks again for the call today.

Operator:	Thank you for your participation in today’s conference. This does conclude today’s call. You may now disconnect.

END OF TRANSCRIPT

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of a recommended offer by Kennedy-Wilson Holdings, Inc. (“KWH”) to acquire all of the outstanding shares (other than shares owned by KWH or its subsidiaries or held in treasury) of Kennedy Wilson Europe Real Estate Plc, a public limited company registered in Jersey (“KWE”), in an all-stock transaction (the “Transaction”), including the issuance of shares of KWH common stock in respect of the proposed acquisition of KWE. In connection with such proposed share issuance, KWH expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent KWH effects the Transaction as a scheme of arrangement under Jersey law, the issuance of KWH common stock would not be expected to require registration under the Securities Act of 1933, as amended (the “Securities Act”), as a result of an exemption provided by Section 3(a)(10) under the Securities Act. In the event that KWH determines to effect the Transaction pursuant to a takeover offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the shares that would be issued in such transaction. INVESTORS AND SECURITY HOLDERS OF KWH ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT KWH WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KWH, THE PROPOSED ISSUANCE OF KWH COMMON STOCK AND THE TRANSACTION. The preliminary proxy statement, the definitive proxy statement, in each case as applicable, and other relevant materials in connection with the proposed issuance of shares of KWH common stock and the Transaction (when they become available), and, if required, the registration statement/prospectus and other documents filed by KWH with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at KWH’s website, ir.kennedywilson.com, or by contacting KWH’s Investor Relations department in writing at 151 S. El Camino Drive, Beverly Hills, CA 90212.

KWH, KWE, their respective directors and certain KWH executive officers may be deemed to be participants in the solicitation of proxies from KWH shareholders with respect to the Transaction, including the proposed issuance of shares of KWH common stock. Information about KWH’s directors and executive officers and their ownership of KWH shares and KWE shares or securities referencing KWE shares is provided in KWH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, KWH’s proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016, and KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KWH on Form 8-K on March 23, 2017. Information about the directors of KWE is provided in KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KWH on Form 8-K on March 23, 2017. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be provided in the proxy statement and other materials to be filed with the SEC in connection with the Transaction and issuance of shares of KWH common stock.

Forward-Looking Statements

This communication contains “forward-looking” statements concerning future events and financial performance. These forward-looking statements are necessarily estimates reflecting the judgment of senior management based on current estimates, expectations, forecasts and projections and include comments that express current opinions about trends and factors that may impact future operating results. Disclosures that use words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of the companies’ control, and involve known and unknown risks and uncertainties that could cause actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. No assurance can be given that the proposed Transaction will happen as anticipated or at all. In evaluating these statements, you should specifically consider the risks referred to in our filings with the SEC, including our Form 10-K, which are available on our website and at www.sec.gov, including, but not limited to, the following factors: the occurrence of any event, change or other circumstance that could result in abandonment of the Transaction; the inability to complete the Transaction in a timely manner or at all; difficulties in successfully integrating the two companies following completion of the Transaction and the risk of not fully realizing expected synergies from the Transaction in the time frame expected or at all; the risk that the announcement and pendency of the Transaction disrupts current plans and operations, increases operating costs, results in management distraction or difficulties in establishing and maintaining relationships with third parties or makes employee retention and incentivization more difficult; the outcome of any legal proceedings that may be instituted against the companies in connection with the announcement and pendency of the Transaction; any limitations on the companies’ ability to operate their businesses during the pendency of the Transaction; disruptions in general economic and business conditions, particularly in geographies where the companies’ respective businesses may be concentrated; volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans, all of which could increase costs and could limit the companies’ ability to acquire additional real estate assets; continued high levels of, or increases in, unemployment and general slowdowns in commercial activity; the companies’ leverage and ability to refinance existing indebtedness or incur additional indebtedness; an increase in the companies’ debt service obligations; the companies’ ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service their existing and future indebtedness; the companies’ ability to achieve improvements in operating efficiency; foreign currency fluctuations; adverse changes in the securities markets; the companies’ ability to retain their senior management and attract and retain qualified and experienced employees; the companies’ ability to retain major clients and renew related contracts; trends in use of large, full-service commercial real estate providers; changes in tax laws in the United States, Europe or Japan or other jurisdictions that reduce or eliminate deductions or other tax benefits the companies receive; the possibility that future acquisitions may not be available at favorable prices or upon advantageous terms and conditions; the companies’ ability to dispose of assets; and costs relating to the acquisition of assets the companies may acquire could be higher than anticipated. Except as required by law, KWH does not intend to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.